Filed by 890 5th Avenue Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 890 5th Avenue Partners, Inc.

Commission File No. 001-39877

BUZZFEED ANNOUNCES FILING OF A REGISTRATION STATEMENT ON FORM S-4 FOR PROPOSED MERGER WITH 890 5TH AVENUE PARTNERS AND THE PLANNED ACQUISITION OF COMPLEX NETWORKS

BuzzFeed Reports Q1’21 YoY Revenue Growth of 14% and
a 54% Improvement in Adjusted EBITDA

Merger Anticipated to Close in Q4’21

New York, NY -- July 30, 2021 -- BuzzFeed, the leading tech-powered media company for digital content and commerce for millennial and Gen Z audiences, announced today the filing of a registration statement on Form S-4 with the Securities and Exchange Commission in connection with its proposed merger with a subsidiary of 890 5th Avenue Partners, Inc. (Nasdaq: ENFA, ENFAU, ENFAW) (“890”), a special purpose acquisition company. On June 24, 2021, BuzzFeed and 890 announced their plan to merge (the “Merger”). As part of the transaction, BuzzFeed will acquire Complex Networks from Verizon and Hearst, subject to regulatory approval and closing conditions (together with the Merger, the “Business Combination”).

The Form S-4, filed with the SEC today by 890, reports BuzzFeed’s financial performance for the first quarter of 2021.

Jonah Peretti, Founder and CEO of BuzzFeed commented, “BuzzFeed’s Q1 performance is defined by the strength of our fast-growing commerce business and robust advertising revenue growth, which reflect the strategic commitment to developing our highest-margin revenue lines to drive ongoing improvement in adjusted EBITDA. The second quarter is looking even stronger, with an acceleration of growth in each of our revenue streams compared to Q1, and a continuation in the shift in our revenue mix contributing to further margin expansion.” Peretti added, “We remain excited about the pending acquisition of Complex Networks and look forward to working with its talented team to accelerate their commerce and advertising revenue growth while allowing BuzzFeed to benefit from their complementary audience and business profile.”

In the first quarter of 2021, BuzzFeed’s revenues grew 14% over the corresponding period last year, driven by strong growth in advertising and commerce revenues:

●	Advertising revenue increased $7.3 million, or by 23%, driven by improvement in the number of direct sold ad impressions, which resulted from both an increase in time spent with our content across our portfolio of brands and improved monetization of that growing audience. This was partially offset by lower pricing reflecting the continued impact of COVID-19. In addition, HuffPost, which joined the BuzzFeed portfolio in February 2021, contributed $3.1 million in advertising revenue in the first quarter of 2021;
●	Commerce and other revenue increased $6.3 million, or by 78%, primarily reflecting an increase in the number of orders generated during the quarter compared to last year; and

●	Content revenue decreased $4.8 million, or by 20%, primarily reflecting delays in client spending due to the ongoing disruption from COVID-19.

BuzzFeed saw adjusted EBITDA climb by 54%, mainly driven by the improved revenue performance.

Pending Complex Networks Acquisition

In the first quarter of 2021, revenues at Complex Networks fell 14% year-over-year, as the revenue was impacted by the winding down of the go90 partnership, which is expected to be completed by the end of the year. Excluding the revenue attributable to the go90 partnership from the 2020 period, revenues would have grown 4%:

●	Advertising revenue increased by $0.5 million, or by 5%, due to increased demand for display and banner ads, partially offset by a decrease in ad impression inventory both on site and in video;
●	Content revenue for Complex Networks decreased $4.1 million, or by 30%, due primarily to the winding down of the licensing agreement with go90. Excluding the revenue attributable to the go90 partnership from the 2020 period, Content revenue grew 3% year-over-year.

Complex Networks improved adjusted EBITDA in the first quarter of 2021 by 3%.

The acquisition of Complex Networks is anticipated to close in the fourth quarter of 2021 as part of the Business Combination.

Important Information and Where to Find it

890 has filed with the SEC a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of 890, in connection with the Business Combination. After the Registration Statement is declared effective, 890 will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. 890’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with 890’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about 890, BuzzFeed and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of 890 as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by 890 may be obtained free of charge from 890 at https://www.890fifthavenue.com/#investor-relations. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: 890 5th Avenue Partners, Inc., 14 Elm Place, Suite 206, Rye, New York 10580. 890 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about 890, BuzzFeed and the Business Combination.

Cautionary Statement Regarding Forward Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or 890’s, BuzzFeed’s, or Complex Networks’ future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of BuzzFeed are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BuzzFeed and its management, and Complex Networks and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement between BuzzFeed and 890; (2) the outcome of any legal proceedings that may be instituted against 890, BuzzFeed, Complex Networks, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of 890 or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of BuzzFeed as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably; continued market acceptance of, and traffic engagement with, BuzzFeed’s content; expectations, beliefs and objectives for future operations; BuzzFeed’s ability to further attract, retain, and increase its traffic; BuzzFeed’s ability to expand existing business lines, develop new revenue opportunities, and bring them to market in a timely manner; BuzzFeed’s expectations concerning relationships with strategic partners and other third parties; BuzzFeed’s ability to maintain, protect and enhance its intellectual property; future acquisitions or investments in complementary companies, content or technologies; BuzzFeed’s ability to attract and retain qualified employees; the proceeds of the Business Combination and BuzzFeed’s expected cash runway; demand for products and services; technological developments and other potential effects of the Business Combination on BuzzFeed; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations, including revised foreign content and ownership regulations; (10) changes in national and local economic and other conditions and developments in technology, each of which could influence the levels (rate and volume) of BuzzFeed’s subscriptions and advertising, the growth of its businesses and the implementation of its strategic initiatives; government regulation; (11) poor quality broadband infrastructure in certain markets; (12) the possibility that BuzzFeed or the combined company may be adversely affected by other economic, business and/or competitive factors; and (13) other risks and uncertainties set forth in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 890’s registration statement on Form S-1, as amended by the section titled “Risk Factors” in 890’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, as filed by 890 with the SEC, the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in 890’s Registration Statement on Form S-4 filed in connection with the Business Combination, and additional risks and uncertainties set forth in other filings with the SEC.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of 890, Complex Networks, or BuzzFeed undertakes any duty to update these forward-looking statements.

Participants in the Solicitation

890, BuzzFeed, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from 890’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available.

About 890 5th Avenue Partners, Inc.

890 5th Avenue Partners, Inc. is a special purpose acquisition company that specializes in converging technology, media, and telecommunications opportunities. They are investment partners that focus on supporting companies’ strategic growth within the media and telecommunications industry, which is undergoing an unprecedented amount of disruption over an extraordinarily accelerated time frame. 890 5th Avenue Partners, Inc. is led by seasoned media veterans who are uniquely positioned to advise both legacy assets and emerging growth platforms to scale through strategic combinations.

About BuzzFeed

BuzzFeed is the leading tech-powered, diversified media company that reaches hundreds of millions globally through its cross-platform news and entertainment network. The company produces articles, lists, quizzes, videos, and original series; lifestyle content through brands including Tasty, the world's largest social food network; original reporting and investigative journalism through BuzzFeed News and HuffPost; an industry-leading affiliate business, strategic partnerships, licensing and product development through BuzzFeed Commerce; and original productions across broadcast, cable, SVOD, film and digital platforms for BuzzFeed Studios.

About Complex Networks

Complex Networks is a global youth entertainment network spanning major pop culture categories including streetwear and style, food, music, sneakers and sports. Complex Networks is diversified around three pillars: advertising, e-commerce, and content where it creates and distributes original programming for Gen Z and Millennial audiences through premium distributors such as Netflix, Hulu, Turner, Corus, Facebook, Snap, YouTube, Roku and more. Additionally, Complex Networks generates revenue through a number of core business lines, including branded content and advertising, licensing, events, e-commerce, and agency consulting services.

Contacts

Media:

Carole Robinson, BuzzFeed: carole.robinson@buzzfeed.com

Investors:

Lana Adair, The Blueshirt Group

investors@buzzfeed.com

The tables below set forth certain financial results of each of BuzzFeed and Complex Networks for the first quarter of 2021 and 2020. This information is only a summary and should be read in conjunction with BuzzFeed’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BuzzFeed” and Complex Networks’ financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complex Networks,” each contained in the Form S-4 filed by 890.

BuzzFeed Financial Highlights	Three Months Ended March 31,
(In thousands)	2021	2020	% Change
Advertising	$38,649	$31,381	23%
Content	19,537	24,362	(20)%
Commerce and other	14,462	8,135	78%
Total revenue	$72,648	$63,878	14%
Loss from operations	$(16,523)	$(13,999)	(18)%
Net loss	$(11,325)	$(13,241)	14%
Adjusted EBITDA	$(4,259)	$(9,289)	54%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management and BuzzFeed’s Board of Directors to measure the operational strength and performance of BuzzFeed’s business, to establish budgets, and to develop operational goals for managing BuzzFeed’s business. BuzzFeed defines Adjusted EBITDA as net income (loss), excluding the impact of net income (loss) attributable to noncontrolling interests, income tax provision (benefit), interest expense, interest income, other income, net, depreciation and amortization, stock-based compensation, restructuring costs, and other non-cash and non-recurring items that management believes are not indicative of ongoing operations. BuzzFeed believes Adjusted EBITDA is relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by its management. There are limitations to use of Adjusted EBITDA and BuzzFeed’s Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in BuzzFeed’s industry, may calculate non-GAAP financial measures differently than BuzzFeed does, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to BuzzFeed, Inc. that BuzzFeed has reported in accordance with GAAP.

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP:

BuzzFeed Reconciliation of GAAP to Non-GAAP Financial Measures	Three Months Ended March 31,
(In thousands)	2021	2020
Net loss	$(11,325)	$(13,241)
Income tax benefit	(4,816)	(576)
Interest expense	344	64
Interest income	(66)	(125)
Other income, net	(660)	(121)
Depreciation and amortization	5,269	4,423
Stock-based compensation	138	287
Restructuring(1)	3,645	-
Transaction costs(2)	3,212	-
Adjusted EBITDA	$(4,259)	$(9,289)

(1)	For Q1 2021, reflects costs associated with involuntary terminations of employees across various roles and levels as part of the integration of the HuffPost Acquisition.
(2)	Reflects legal, advisory, and consulting fees associated with the proposed merger and acquisition.

Complex Networks Financial Highlights	Three Months Ended March 31,
(In thousands)	2021	2020	% Change
Advertising	$11,558	$11,060	5%
Content	9,707	13,854	(30)%
E-Commerce and other	697	572	22%
Total revenue (including related party revenue of $0 and $4,466, respectively)	$21,962	$25,486	(14)%
Loss from operations	$(9,364)	$(7,012)	(34)%
Net loss	$(7,398)	$(5,175)	(43)%
Adjusted EBITDA	$(4,443)	$(4,573)	3%

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by Complex Networks’ management to evaluate Complex Networks’ performance, identify trends, formulate financial projections, and make strategic decisions. Complex Networks defines Adjusted EBITDA as net (loss) income adjusted for (i) income tax provision (benefit), (ii) interest income, (iii) depreciation and amortization, and (iv) certain other non-cash or non-recurring items impacting net (loss) income.

Complex Networks believes that Adjusted EBITDA provides useful information for investors because it allows investors to view performance in a manner similar to the method used by its management. There are limitations to Adjusted EBITDA and Complex Networks’ Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than Complex Networks does, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for income (loss) from operations, net income (loss), or net income (loss) attributable to Complex Networks that it has reported in accordance with GAAP.

The following table presents a reconciliation of Net (loss) income to Adjusted EBITDA, the most directly comparable financial measure calculated in accordance with GAAP:

Complex Networks Reconciliation of GAAP to Non-GAAP Financial Measures	Three Months Ended March 31,
(In thousands)	2021	2020
Net loss	$(7,398)	$(5,175)
Add (deduct):
Interest income	-	(38)
Depreciation and amortization	2,336	2,439
Benefit for income taxes	(1,966)	(1,799)
Transaction costs (1)	2,585	-
Adjusted EBITDA	$(4,443)	$(4,573)

(1) Consists of legal, advisory, and consulting costs incurred in connection with the proposed acquisition.